UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note

On November 6, 2025, SharkNinja, Inc. (the “Company”) announced its financial results for the third quarter ended September 30, 2025. The announcement of the Company’s financial results for the third quarter ended September 30, 2025 is furnished as Exhibit 99.3 to this report on Form 6-K.

On November 4, 2025, the Board of Directors of the Company appointed Adam Quigley, current interim Chief Financial Officer (“CFO”), to serve as CFO on a permanent basis, effective November 6, 2025. Mr. Quigley joined the Company in 2015 and has served as interim CFO since September 2025. He previously served as SVP Finance - Global Business Planning from September 2024 to September 2025, SVP Finance - Global FP&A, Strategic Finance from June 2022 to September 2024 and as VP Finance - FP&A from December 2019 to June 2022.

On November 6, 2025, the Company issued a press release announcing the appointment of Mr. Quigley as the Company’s CFO. A copy of the press release is furnished as Exhibit 99.4 to this report on Form 6-K.

The information contained in this report on Form 6-K of the Company, other than Exhibit 99.3 and Exhibit 99.4, is incorporated by reference into the Company’s Registration Statement on Form F-3ASR (File No. 333-289729) and related prospectus, and into the Company’s Registration Statements on Form S-8 (File No. 333-273518 and No. 333-286263), filed with the SEC, to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release of SharkNinja, Inc. dated November 6, 2025
99.4	Press Release of SharkNinja, Inc. dated November 6, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Adam Quigley
Date: November 6, 2025		Name: Adam Quigley
Title: Chief Financial Officer